

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

George Holm
President and Chief Executive Officer
Performance Food Group Co
12500 West Creek Parkway
Richmond, Virginia 23238

      Re: Performance Food Group Co
           Registration Statement on Form S-4
           Filed June 28, 2021
           File No. 333-257454

Dear Mr. Holm:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Taylor Beech at 202-551-4515 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Jeremy London, Esq.